Mail Stop 4561

August 19, 2009

Mr. Adam S. Berger
Chief Executive Officer
Spark Networks, Inc.
8383 Wilshire Boulevard, Suite 800
Beverly Hills, California 90211

>   **Re: Spark Networks, Inc.**
>   **Form 10-K For the Year Ended December 31, 2008**
>   **Form 10-K/A For the Year Ended December 31, 2008**
>   **File No. 001-32750**

Dear Mr. Berger:

        We have reviewed your response letter dated July 21, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 7, 2009.

Form 10-K For the Year Ended December 31, 2008

Consolidated Statements of Income, page F-4

1.   We are considering your response to prior comment 8 wherein you state that "contribution" is "representative of gross margin." Your use of the word "representative" suggests that your definition of "contribution" does not include all costs of providing your services. Indicate whether the services and technology costs are fixed or variable. Can a paying subscriber initiate contact with a non-paying member? In this regard, explain whether the database of non-paying members is essential or fundamental to the services offered to your paying subscribers. Explain why you believe, in greater detail, that the costs of providing services, including your technology cost to all members, both paying and non-paying, are appropriately excluded from cost of revenue beyond the fact that they are non-paying members. If these costs are not costs of providing your service,

then describe what these costs are. Rule 5-03(b)(2) of Regulation S-X requires <u>all</u> costs of service be presented in cost of revenue. In addition, explain why you believe presenting a contribution margin is relevant and in accordance with GAAP when it does not appear to satisfy the full definition of gross margins.

<u>Form 10-K/A For the Year Ended December 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Results of Operations, page 38</u>

2.   We note your expanded discussion regarding the non-GAAP measure "Adjusted EBITDA" and it is not clear from your revised disclosures how you compensate for the limitations of this non-GAAP measure. In future filings, please expand your disclosure to more fully describe the limitations associated with using this measure to monitor performance.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief